ERIE INDEMNITY COMPANY



                                     Report

                                       of

                             The Special Committee

                                       to

                             The Board of Directors













March 9, 1999

                             EXHIBITS


Number                         Description

1            April 1, 1998 Proxy Statement

2            H. O. Hirt Trust

3            Excerpt of September 27, 1993 Board of Directors' Minutes

4            Thomas B. Hagen's Termination Agreement

5A August 13, 1996 Letter from Susan Hagen to Seth Schofield, with cover memo

5B           September 4, 1996 Letter from F. William Hirt to Seth Schofield

5C           September 5, 1996 Letter from Seth Schofield to Susan Hirt Hagen

5D           September 30, 1996 Letter from Susan Hirt Hagen to Seth Schofield

5E           October 24, 1996 Letter from Seth Schofield to Susan Hirt Hagen

5F           November 25, 1996 Letter from Susan Hirt Hagen to Seth Schofield

5G           December 13, 1996 Letter from F. William Hirt to Susan Hirt Hagen

5H           January 9, 1997 Letter from Susan Hagen to F. W. Hirt

5I April 26, 1994 Letter from James Moffat, Mellon Bank, to Susan Hagen and F. William Hirt

6            Excerpt of July 21, 1994 Board of Directors' Minutes

7            February 5, 1996 letter from William H. Clark, Esq., to James M.
             Glockley

8            Excerpt of February 12, 1996 Board of Directors' Minutes

9 F. William Hirt's and Audrey Hirt's answer to the second set of interrogatories in Orphans' Court litigation

10 October 16, 1998 letters from Susan Hagen to Messrs. Milne, Petersen, Schofield and Van Gorder

11           October 22, 1998 letter from Seth Schofield to F. William Hirt

12           Excerpt of October 27, 1998 Board of Directors' Minutes

13           Excerpt of December 16, 1998 Board of Directors' Minutes

14           Corporate Personnel Manual, "Conflict of Interest and Outside
             Employment"

15           Conflict of Interest Questionnaire

16 Schiff, Hardin & Waite's August 15, 1989 Memorandum to F. William Hirt and Thomas Hagen Re: Estate Planning Recommendations

17           December 18, 1998  Letter from F. William Hirt to Bruce A. Baird

18           February 19, 1992 and March 20, 1992 letters re: stock transfers

19           F. William Hirt's handwritten lists re: Erie stock gifts, 1994-98

20           Typed lists re: Hirt gifts, 1994-98

21 Schiff, Hardin & Waite's September 5, 1996 letter to Doug Ziegler, with attached August 29, 1996 Memorandum Re: Legal Consequences of Mr. Hirt giving Erie stock to All Employees

22           October 27, 1998 and November 23, 1998 statements of F. W. Hirt

23           August 1998 letters from Messrs. Kochel and Hubbard

24           List of gifts by Doug Ziegler

25A          Excerpt of May 26, 1994 Board of Directors' Minutes

25B          Excerpt of April 25, 1995 Board of Directors' Minutes (draft)

25C          Excerpt of December 13, 1994 Board of Directors' Minutes

25D          Excerpt of September 21, 1995 Board of Directors' Minutes

25E          Excerpt of March 19, 1998 Board of Directors' Minutes

25F          Excerpt of December 16, 1997 Board of Directors' Minutes

25G          Excerpt of December 16, 1998 Board of Directors' Minutes

26A          Excerpt of December 16, 1993 Board of Directors' Minutes

26B          Excerpt of June 22, 1995 Board of Directors' Minutes

26C          Excerpt of March 26, 1996 Board of Directors' Minutes

26D          Excerpt of May 1, 1996 Board of Directors' Minutes

26E          May 7, 1996 Letter from Jan Van Gorder

26F          Excerpt of June 17, 1996 Board of Directors' Minutes

26G          Excerpt of September 29, 1994 Board of Directors' Minutes

26H          Excerpt of March 2, 1995 Board of Directors' Minutes

27           Erie in-house counsel's and Duane Morris & Heckscher's opinions re:
             indemnification of Mr. Sider

28           Messrs. Milne's and Van Gorder's 1997 employment agreements

29           Opinion Letter re: Special Committee's Independence

30           March 11, 1997 Board Minutes

31           November 4, 1998 Letter from Stephen J. Harmelin

32           November 24, 1998 Letter from Stephen J. Harmelin

33           Table of Stock Holdings and Dividend Payments, 1997-98

34           Team Dispatch Sales Analysis

35           February 18, 1999 Letter from Timothy Mehl

36           Body-Borneman & Associates, Inc. contract

37           Black & Associates, Inc. contract

38 Black & Associates, Inc.'s Premiums Received from Dispatch Printing and Edmund J. Mehl

39           Erie's Investments with Brown Brothers Harriman

40A          Brown Brothers Harriman Revenue from Erie

40B          Letter re: Brown Brothers Harriman total assets under management

41A          December 18, 1997 Brown Brothers Harriman memorandum

41B          October 14, 1998 Brown Brothers Harriman memorandum

41C          October 20, 1998 Brown Brothers Harriman memorandum

41D          January 19, 1999 Letter from Peter Bartlett, with attachments

42           February 11, 1999 Letter from Jan Van Gorder

                                                          March 9, 1999


The Board of Directors
Erie Indemnity Company
100 Erie Insurance Place
Erie, PA

To the Board:

                  The following is the Report of the Special Committee (the "Committee") of the Board of Directors (the "Board") of the Erie Indemnity Company ("Erie") regarding its investigation of whether gifts of Class A common stock of Erie made by F. William Hirt ("Mr. Hirt") and his wife (the "gifts") to directors John M. Petersen ("Mr. Petersen"), Stephen A. Milne ("Mr. Milne"), and Jan R. Van Gorder ("Mr. Van Gorder") and former director Seth E. Schofield
("Mr. Schofield") have resulted in violations of any applicable law, Erie policy or principle of corporate governance.

I.       Description of the Report

                  This Report will begin with an Executive Summary that summarizes our investigation and its findings. Second, we will set forth the chronology of events and describe the scope of the investigation. Third, we will discuss relevant legal authorities. Fourth, we will describe the evidence with respect to Mr. Hirt's intent in giving the gifts and the recipients' intent in receiving them. Finally, we will set forth our conclusions and our recommendation for an addition to the corporate bylaws with respect to the acceptance of gifts by officers and directors from other directors and Erie employees and shareholders. Exhibits referred to in this Report are attached hereto in a separate volume.

II.      Executive Summary

                  The Board  established  the  Committee  on October 27, 1998 to investigate allegations that gifts of Erie stock made by Mr. Hirt to certain other directors constituted violations of law, Erie policy or principles of corporate governance. During the following four months, the Committee and its independent counsel, Covington & Burling ("C&B"), conducted an extensive investigation which was substantially completed by the last week of February 1999.
                  Having  concluded the  investigation,  the Committee makes the following findings, which are only summarized here and which should be read in the context of the entire Report:
                  First,  the  Committee  concluded,  with  the  advice  of  its counsel, that its members were disinterested and capable of objective judgment under Pennsylvania law with respect to the propriety of the gifts. Allegations to the contrary were made by director Susan Hirt Hagen ("Mrs. Hagen"), which the Committee carefully investigated and considered.
                  Second, the Committee  considered possible violations of state and federal criminal laws and concluded that these laws had not been violated. Such violations require improper intent, and the evidence demonstrated overwhelmingly that Mr. Hirt gave the gifts out of generosity and not with the intent to influence anyone.
                  Third,  the  Committee   considered  any  possible  breach  of
fiduciary duty under Pennsylvania law, and concluded that no such breach had occurred. Again, there was an absence of evidence of improper intent by either Mr. Hirt or the gift recipients.
                  Fourth, the Committee considered possible violations of Erie's conflict of interest policy or any other principle of corporate governance. After considering both Erie's policy and comparable private and public policies, the Committee concluded that Erie's policy does not apply to the gifts and that the evidence failed to demonstrate any intent to violate the policy or any other principle of corporate governance.

                  Fifth, the Committee found no evidence either that Mr. Hirt intended to influence directors with respect to any issues before the Board, or that the directors who accepted Mr. Hirt's gifts believed that the gifts were intended to or did influence them with respect to matters affecting Erie. The evidence overwhelmingly establishes Mr. Hirt's and the gift recipients' integrity and good faith. The evidence is that they believed their actions were in the best interests of Erie and its shareholders.
                  Last, the Committee considered the benefits of adopting any new policies relating to gifts. Because of the Board's responsibility to govern compensation for Board members and officers elected by the Board, the Committee has recommended an additional corporate bylaw that will, in the future, prohibit Board members and officers elected by the Board from accepting significant gifts of cash or securities from directors, employees or large shareholders, except from those who are family members.

III.     Chronology of Events

 A.       Erie Stock Ownership and Values

                  Erie was founded in 1925 by H. O. Hirt and a partner, and the descendants of H. O. Hirt own over 75 percent of the Erie voting stock. Other significant holders of voting stock include the family of director Samuel P. Black III ("Mr. Black") and Mr. Petersen, who is also a director. Exhibit 1. Samuel Black, Jr. was an early Erie employee and a director for over 70 years. Mr. Black, his son, succeeded him in 1997. Mr. Petersen is a former CFO and CEO of Erie who still manages many of its investments as a consultant.
                  The Hirt family voting stock was placed by H. O. Hirt by the time of his retirement in 1976 into two companion trusts for the benefit of his son, Mr. Hirt, and his daughter, Mrs. Hagen. The beneficiaries do not themselves control the voting of any of the stock in the trusts. Instead all the stock is voted as directed by a majority of the three trustees: Mr. Hirt, Mrs. Hagen and a corporate trustee that until recently has been Mellon Bank and is now Bankers Trust. Exhibit 2.
                  Until  1995,   there  were  fewer  than  500  shareholders  of
non-voting stock. In 1995 Erie surpassed 500 shareholders and became a reporting company under the federal securities laws. It is traded on the NASDAQ. The
market   capitalization   of  Erie  and  value  of  the  holdings  of  long-time
shareholders have increased dramatically since the 1980s. The nonvoting stock has split as follows:
                           1987  10 for one

                           1989  200 for one

                           1993  four for one

                           1996  three for one

                  The stock has recently traded in the range of $30 per share. Substantial credit for this large increase in value is given by all to Mr. Petersen, who has overseen the management of Erie's investments throughout the period.
                  The value of the Hirt family's stock has correspondingly increased. Compared to a value of several million dollars before the 1987 stock split, the Hirt family holdings are today worth well in excess of a billion dollars, divided approximately evenly between Mr. Hirt's family and Mrs. Hagen's family.

 B.       Erie Management

                  The management of Erie has also remained in the Hirt family until recently. H. O. Hirt was chairman of the Board and Chief Executive Officer until his retirement in 1976. Mr. Hirt, who had worked at Erie in a variety of senior executive positions since the early 1950s, succeeded his father as CEO and chairman of the Board and held these positions until 1990, when he retired and was succeeded in both positions by his sister's husband, Thomas B. Hagen ("Mr. Hagen"), who had also worked at Erie for some 40 years.

                  In 1993, the Board consisted of Mr. Hirt, Mr. Hagen,
Mrs. Hagen, Samuel P. Black, Jr., J. Ralph Borneman ("Mr.Borneman"), Tim Hubbard, Steve Jones, Irvin Kochel, Jeff Leininger, Edmund J. Mehl ("Mr. Mehl"), Mr. Schofield, Mr. Petersen, and Mr. Van Gorder, Erie's general counsel. H. O. Hirt had asked most of these directors to join the Board, while Mr. Hagen had asked Messrs. Schofield, Borneman and Van Gorder. In September 1993, in compliance with an amendment to the Pennsylvania Insurance Company Law of 1921, the Board amended its bylaws and formed a nominating committee, with Mr. Schofield as its chairman. Mr. Schofield, who joined the Board in 1991, the same year he became CEO of US Airways, was the first prominent outsider to join the Board, whose members otherwise had ties to Erie or the Hirt family.

 C.       The Beginning of Conflict

                  By 1993 Erie  employees and agents became  concerned  about an inappropriate relationship between Mr. Hagen and an Erie senior officer. Employees began complaining directly to the retired Mr. Hirt that the relationship was disrupting business decisions and causing the resignations of valuable employees. One of these was Mr. Milne, a well-regarded senior employee who left to become an insurance agent because of conflicts with both Mr. Hagen and the senior officer. The relationship was raised as a problem at a large meeting of the Erie agents advisory council. Finally, Mr. Hirt apprised Board members of what he knew of the situation and, at the September 27, 1993 Board meeting, directors Hirt, Petersen, Van Gorder, Black, Borneman, Hubbard, Jones, Leininger, Kochel, Mehl, and Schofield voted to terminate the employment of Mr. Hagen and the senior officer. Exhibit 3. Mr. Hagen's termination agreement gave him the right to remain as a director during 1994. Exhibit 4. Mr. Petersen became CEO and Mr. Hirt returned as chairman of the Board. Since this time there have been a number of Board votes on which the Hagens have not voted with the majority of the directors. Further, Mr. and Mrs. Hagen have made efforts to reconstitute the Board to obtain directors favorable to them, and Mr.
Hirt and other  directors  have opposed these  efforts.  Exhibits 5A through 5I,
Exhibit 7.
                  The first complaints were about Messrs. Hubbard and Jones, who agreed not to seek renomination in 1994. Mellon Bank also agreed that Mr. Leininger, a Mellon Bank officer, would not seek renomination.
                  The nominating committee considered suggestions from Mr. Hirt, the Hagens, Mellon Bank and others to replace the departing directors and proposed (1) Patricia A. Goldman ("Ms. Goldman"), who had extensive public relations, regulatory and federal government background and contacts, experience on a board of a significant family-owned corporation, a vacation home near Erie, and fulfilled the Board's goal to have another woman as a director; (2) Peter B. Bartlett ("Mr. Bartlett"), who would be Erie's first director associated with the New York investment community; and (3) Harry H. Weil ("Mr. Weil"), who had extensive corporate legal experience. On July 21, 1994, the Board approved a slate of proposed directors, including these three, over the Hagens' dissent.
Exhibit 6.
                  At the end of 1995,  Mr.  Petersen  retired as CEO,  though he remained as a director and remained in charge of Erie's domestic equity portfolio. A search committee recommended Mr. Milne, who had returned to Erie after Mr. Hagen's departure. Through legal counsel, the Hagens unsuccessfully sought to condition their acceptance of Mr. Milne on the resignation of Mr. Van Gorder and a restructuring of the Board to ensure a number of directors who would "reflect the views" of the Hagens. Exhibit 7. The Board elected Mr. Milne

CEO and President on February 12, 1996. Exhibit 8. Other Board votes evidencing disagreement between the Hagens and other directors are set forth in Section V, B.2., infra.
                  In 1997, Samuel P. Black, Jr. retired and the nominating committee selected Mr. Black to fill his father's seat. In 1998, the Board did not renominate Mr. Hagen or Irvin Kochel who was of retirement age. These two directors have not been replaced.

 D.       The Allegations

                  On April 1, 1998, Mrs. Hagen filed an action in the Court of Common Pleas of Erie County, Orphans' Court Division, seeking to remove Mellon Bank as the corporate trustee ("the Mellon Bank case"). As part of that action, Mr. Hirt and his wife stated in answer to an interrogatory that "as part of annual gifting programs established pursuant to a comprehensive multi-year family estate plan designed by and within the advice of tax specialists," they had given 75 gifts of Class A Erie common stock since 1993 to past and present Erie directors and officers and members of their families. Exhibit 9. The Hirts identified, by year, the various recipients and the amount of Erie stock given. Specifically, over a period of four or five years, Mr. Milne's family received 13 gifts of stock, Mr. Van Gorder's family received 8 gifts of stock, Mr. Schofield's family received 10 gifts of stock, and Mr. Petersen's family received 8 gifts of stock. A complete list of the gifts to current and former
Erie  directors,  officers,  employees  and agents and their  values  appears in
Section V, B.1., infra.
                  Each director disclosed the transfers of stock on the SEC Forms 4 and 5 filed annually. None of the directors or Mr. Hirt disclosed the gifts on his annual Erie conflicts questionnaire. Nor did any other Erie employee who received gifts.
                  On October 16, 1998, Mrs. Hagen wrote to each of Messrs. Milne, Van Gorder, Schofield, and Petersen, stating that "The acceptance of these 'gifts' violates the Company's clear policy against acceptance of gifts," specifically section 720 of Erie's Corporate Personnel Manual, "Conflict of Interest and Outside Employment." Exhibit 10. Mrs. Hagen further stated to each, "I, therefore, demand your immediate resignation from the Board of Directors in order to protect the best interests of the stockholders." On October 22, 1998, Mr. Schofield resigned from the Board. His letter of resignation denied any violation of law or Erie policy, further stating "I believe even more strongly that I have done nothing inappropriate during my service as a director and my resignation is not in any way related to the allegations contained in Mrs. Hagen's October 16, 1998 letter to me, which I believe are unfounded and baseless." Exhibit 11.
                  On October 27, 1998, the Board held a special meeting, attended by all directors, to "consider and act upon the taking of any action deemed necessary or appropriate by the Board" in response to Mrs. Hagen's letters. The Board voted, with Messrs. Milne, Petersen, Hirt and Van Gorder abstaining, and Mrs. Hagen dissenting, to appoint Messrs. Bartlett, Black, Borneman, Mehl and Weil and Ms. Goldman to the Committee. Exhibit 12. At the December 16, 1998 meeting the Board passed with no dissent a resolution setting forth the Committee's responsibilities. Exhibit 13.

 E.       The Investigation

                  The investigation was conducted under the supervision of the Committee and on its behalf by C&B. The Committee and its individual members had meetings and telephone conferences with C&B throughout the investigation including three meetings with C&B on February 8, 17 and 26, 1999 after the bulk of the investigation was complete to discuss the facts and law, to determine the need for additional work, and to reach conclusions.

                  The investigation focused principally on the following issues arising out of Mrs. Hagen's allegations about the Hirt gifts:

       o  The disinterestedness and objectivity of the Committee members,

       o Whether the giving or receipt of the gifts was unlawful under any applicable criminal law,

       o Whether the giving or receipt of the gifts was unlawful under any other applicable law,

       o Whether the giving or receipt of the gifts violated any Erie policy or principle of corporate governance, and

       o  The evidence of the intent of the giver and recipients of the gifts.

                  The investigation was carried out principally through interviews of relevant personnel conducted by C&B with follow-up questions and additional interviews determined by the Committee. In addition C&B obtained numerous relevant documents, Board materials, correspondence, and legal materials from Erie files, court files, and from counsel for Erie, for Mr. Hirt, for Messrs. Milne, Van Gorder and Petersen, and for Mrs. Hagen.1

  1.     Interviews

     C&B conducted interviews involving the following individuals:
       1.       Thomas Abendroth, partner, Schiff, Hardin & Waite

       2.       Roy Adams, partner, Kirkland & Ellis

       3.       Peter B. Bartlett, director

       4.       Samuel P. Black III, director

       5.       J. Ralph Borneman, director

       6.       Samuel Braver, shareholder, Buchanan Ingersoll, counsel to
                Mr. Hirt

       7.       John Brinling, president, Erie Family Life Insurance Co.

       8.       Dan  Burt,  Retired  Supervisor,   Erie  corporate  fleet

       9.       Mark  Christ, supervisor, Erie claims audit department

      10.      Sherrie-Jo Christ, Erie data quality analyst

      11.      Shawn Cummings, Erie district sales manager


---------------
1 The Committee is aware of pending litigation brought by Mrs. Hagen in which additional documents or testimony relevant to this matter may be produced. The Committee will review any such materials for their effect on this Report and its conclusions.

      12.      Linda Etter, Erie stock transfer clerk

      13. Christopher Farrell, shareholder, Buchanan Ingersoll, counsel to Mr. Hirt

      14.      Edward Finley, Kirkland & Ellis

      15.      Carl Godleski, Erie agent

      16.      Patricia A. Goldman, Erie director

      17.      Susan Hirt Hagen, Erie director

      18.      Thomas B. Hagen, former director and former Erie CEO

      19.      Stephen J. Harmelin, Dilworth Paxson LLP, counsel to the Hagens

      20.      F. William Hirt, chairman of the board

      21.      Audrey Hirt, wife of Mr. Hirt

      22.      Laurel Hirt, Erie securities analyst and daughter of Mr. Hirt

      23.      Jim Lloyd, former General Counsel, US Airways

      24.      Lawrence McMichael, Dilworth Paxson LLP, counsel to the Hagens

      25.      Edmund J. Mehl, Erie director

      26.      Stephen A. Milne, Erie CEO

      27.      William F. Newlin, shareholder, Buchanan, Ingersoll, counsel to
               Mr. Hirt

      28.      John M. Petersen, director

      29.      Roger Richards, Richards & Associates, P.C., counsel to the
               Hagens

      30.      Seth E. Schofield, former director

      31.      Thomas Sider, former Erie chief financial officer

      32.      Keith Smith, former Senior Vice Chairman, Mellon Bank

      33.      Jan R. Van Gorder, Erie general counsel

      34.      Harry H. Weil, director

      35.      Douglas F. Ziegler, Erie chief investment officer


  2.       Documents Reviewed

     C&B requested documents from Erie, from many of those interviewed, and from attorneys for various interested parties. Important sources of documents are listed below.

      a. Depositions in Trust of Henry Orth Hirt, Settlor, Nos. 100-1998, 101-1998, Court of Common Pleas of Erie County Pennsylvania, Orphan's Court Division

               (1)      Peter B. Bartlett

               (2)      J. Ralph Borneman

               (3)      Linda Etter

               (4)      Susan Hirt Hagen

               (5)      Thomas B. Hagen (hearing testimony)

               (6)      F. William Hirt

               (7)      Laurel Hirt

               (8)      Seth E. Schofield

               (9)      Jan R. Van Gorder

               (10)     Harry H. Weil

               (11)     Douglas Ziegler

      b. All filings in Trust of Henry Orth Hirt, Settlor, Nos. 100-1998, 101-1998, Court of Common Pleas of Erie County, Pennsylvania, Orphans' Court Division

      c.       Documents Received from Erie

               (1)      Board of Directors and Committee Minutes, 1990-1998

               (2)      Bylaws and Articles of Incorporation

               (3)      Annual Report

               (4) Corporate Personnel Manual, "Conflict of Interest and Outside Employment," and Employee Handbook

               (5) Conflict of Interest Questionnaires completed by all current and former directors, 1995-1998

               (6)      Background material re:  conflicts policy

               (7) Background material and correspondence re: proposed demutualization legislation

               (8)      Background material re:  indemnification of Thomas Sider

               (9) Correspondence re: Thomas Hagen's eligibility to serve on nominating committee

               (10) SEC Form 4s and 5s completed by all current and former directors, 1995-1998

               (11)     April 1, 1998 Proxy Statement

               (12) Background material for April 1998 proxy statement disclosures

               (13)     Chart re:  Erie's investments with Brown Brothers
                        Harriman

               (14)     Team Dispatch Sales Analysis

               (15)     News articles

               (16)     Thomas B. Hagen's October 11, 1993 agreement with Erie

               (17) Messrs. Van Gorder's and Milne's 1997 employment agreements

               (18)     Chart re:  Hagen Interests in Erie

               (19)     Undated letter from Laurel Hirt to her father

               (20)     Letter re:  1997 and 1998 fees paid to Reed Smith Shaw &
                        McClay

               (21) List of persons to whom Doug Ziegler has given Erie stock

               (22)     March 3, 1999 facsimile from Dennis Geib

               (23)     March 4, 1999 letter from Philip Garcia

               (24)     March 5, 1999 facsimile from Jan Van Gorder

      d.       Special Committee's Counsel's Communications with Represented
               Parties

               (1)      Mrs. Hagen's Counsel

                  (a)      December 14, 1998 letter from Bruce A. Baird

                  (b)      January 5, 1999 letter from Bruce A. Baird

                  (c)      January 14, 1999 letter from Bruce A. Baird

                  (d)      February 1, 1999 letter from Bruce A. Baird

               (2)      Mr. Hirt's Counsel

                  (a)      January 21, 1999 letter from Bruce A. Baird

               (3)      Counsel for Messrs. Milne, Petersen and Van Gorder

                  (a)      January 21, 1999 letter from Bruce A. Baird

               (4)      Counsel for Erie

                  (a)      January 21, 1999 letter from Bruce A. Baird

      e.       Documents Received from Persons Interviewed



               (1)      Various curriculum vitae

               (2)      Correspondence  between and among Susan Hirt Hagen,
                        F. William Hirt and Seth E. Schofield, 1996-1997

               (3) April 26, 1994 letter from James Moffat, Mellon Bank, to Susan Hagen and F. William Hirt

               (4)      February 5, 1996 letter from William Clark to James
                        Glockley

               (5)      June 6, 1997 letter from Stephen F. Harmelin to James
                        M. Glockley

               (6) October 16, 1998 letters from Susan Hagen to Messrs. Milne, Petersen, Schofield and Van Gorder

               (7)      October 22, 1998 letter from Seth Schofield to F.
                        William Hirt

               (8) October 23, 1998 letter from David H. Pittinsky to Stephen J. Harmelin

               (9)      October 27, 1998 letter from Fred Dreher to F. William
                        Hirt

               (10) October 27, 1998 letter from Stephen J. Harmelin to David H. Pittinsky

               (11)     March 2, 1999 letter from Reed Smith Shaw & McClay

      f.       Documents Received from F. William Hirt

               (1)      August 15, 1989 memorandum re:  Estate Planning
                        Recommendations

               (2) February 19, 1992 and two March 20, 1992 letters re: stock transfers

               (3)      June 11, 1994 letter from Jonathan Hagen to James Moffat

               (4) September 5, 1996 letter to Doug Ziegler, with attached August 19, 1996 memorandum re: Legal consequences of Mr. Hirt giving Erie stock to the employees

               (5)      Mr. and Mrs. Hirt's gift tax returns, 1992-97

               (6)      August 5, 1998 letter from Thomas H. Hubbard

               (7)      August 6, 1998  letter  from Irvin H.  Kochel

               (8)      Statement  of F. W. Hirt, October 27, 1998

               (9)      Statement of F. W. Hirt, November 23, 1998

               (10) H. O. Hirt trusts, including prior versions and counsel's analysis

               (11) F. William Hirt's handwritten lists re: Erie stock gifts, 1994-98

               (12)     Doug Ziegler's typed lists re: Hirt gifts, 1994-98

               (13)     Production of documents in Orphans' Court litigation

      g.       Documents Received from Brown Brothers Harriman

               (1) Memoranda and letters re: Peter B. Bartlett's exclusion from fees received from Erie

               (2)      Letter re: Erie's fees as percentage of firm revenues

               (3)      March 3, 1999 letter re: total assets under management

      h.       Documents Received from Samuel Black & Associates, Inc.

               (1)      Agency Agreement

               (2)      Summary Sheets re: Black family ownership of Erie stock

               (3) Premiums received from Dispatch Printing and Edmund Mehl, 1996-98

      i.       Documents Received from Body-Borneman & Associates, Inc.

               (1)      Agency Agreement

      j.       Mrs. Hagen's Counsel

               (1)      November 4, 1998 letter from Stephen J. Harmelin

               (2)      November 24, 1998 letter from Stephen J. Harmelin

               (3)      December 21, 1998 letter from Stephen J. Harmelin

               (4)      January 4, 1999 letter from Stephen J. Harmelin

               (5)      January 28, 1999 letter from Stephen J. Harmelin

               (6)      February 10, 1999 letter from Stephen J. Harmelin

               (7)      February 17, 1999 letter from Stephen J. Harmelin

               (8)      February 19, 1999 letter from Pierce E. Buller

      k.       F. William Hirt's Counsel

               (1)      February 5, 1999 memorandum from Samuel W. Braver

               (2)      February 9, 1999 letter from Christopher F. Farrell

               (3)      February 18, 1999 letter from Christopher F. Farrell

      l.       Counsel for Messrs. Milne, Petersen and Van Gorder

               (1)      February 1, 1999 letter from David H. Pittinsky

      m.       Counsel for Erie

               (1)      February 17, 1999 letter from John Soroko

IV.      Relevant Legal Authorities

                  In this section we will set forth the legal authorities under which providing something of value to a corporate officer or director could under some circumstances be unlawful or which provide guidance in determining whether a violation has occurred.2 We will also discuss the relevant Erie policy and those of other entities.

 A.       Criminal Bribery and Gratuity Law

  1.       Pennsylvania

                  Under Pennsylvania law, it is a misdemeanor of the second degree, known as commercial bribery, for an employee or fiduciary to accept, without the consent of his employer or principal, a benefit from "another person upon agreement or understanding that such benefit will influence his conduct in relation to the affairs of his employer or principal," or to confer such a benefit.18 Pa. Cons. Stat. Ann. ss. 4108(a) (West 1983). As with the commercial bribery laws of many states, the agreement or understanding "requires a subjective intent on the part of the briber to confer a benefit in return for some illicit gain" such as influencing conduct, but does not require
"mutual assent on the parts of both the briber and the bribee to form an agreement." United States v. Traitz, 871 F.2d 368, 385 (3d Cir. 1989)
(bribery of public official); United States v. Johns, 742 F. Supp. 196, 220 (E.D. Pa. 1990); see also People v. Tran, 80 NY2d 170, 177-78 (N.Y. 1992)
(interpreting "agreement or understanding" under New York statute prohibiting bribery of public official); People v. Schepis, 614 N.Y.S. 2d 719, 721 (N.Y. App. Div. 1994) (interpreting "agreement or understanding" under New York statute prohibiting bribery of a labor official).


-------------
2 This section has been reviewed for accuracy by C&B. In particular, Paul Duke, an active member of the Pennsylvania bar and former general counsel of the Penn Central Railroad, has reviewed this section with regard to Pennsylvania law.

                  The influence or conduct need not be adverse to the corporation; rather, the direction of influence is as the payor wishes, either favorable or unfavorable to the employer or principal. See United States v. Parise, 159 F.3d 790, 799 (3d Cir. 1998); Commonwealth v. Bellis, 399 A.2d 397, 400 (Pa. 1979). There is also no specific intent requirement. United States v. Parise, 159 F.3d at 803 ("statute does not require that the parties knew that their agreement was wrong or illegal").

 2.       Federal

  a.       Bribery

                  Federal bribery requires that a thing of value be given or promised to a public official or witness in order to influence a particular act, or be received in return for a particular act. 18 U.S.C. ss. 201(b)(1)-(2)
(1997).  See United States v. Sun-Diamond Growers, 138 F.3d 961, 966 (D.C. Cir.
1998); United States v. Niederberger, 580 F.2d 63, 68 (3d Cir. 1978); Randall E. Ravitz and Nicholas Sanservino, Federal Criminal Conflict of Interest, 35 Am. Crim. L. Rev. 709, 711 (1998). The statute hence does not apply here, but we analyze it for analogous language in the cases concerning intent. As with commercial bribery, there must be evidence that the payor intends to receive some benefit in return for the payments, United States v. Muldoon, 931 F.2d 282, 287 (4th Cir. 1991), or of knowing acceptance of payment in return for violation of duty. United States v. Strand, 574 F.2d 993, 996 (9th Cir. 1978).

  b.       Illegal Gratuities

                  For a federal gratuity conviction under another subsection of the same statute, the giver must intend either to reward some past official act, or to enhance the likelihood of some future act. 18 U.S.C. ss. 201(c) (1997); see United States v. Sun-Diamond, 138 F.3d at 966. It is not unlawful to give gifts with the purpose of gaining "generalized sympathy" or "inducing warm feelings" from an official. Id. at 967; see United States v. Brewster, 506 F.2d 62, 81-82 (D.C. Cir. 1974).

                  While it has been held that there is no requirement of corrupt intent, United States v. Standefer, 610 F.2d 1076 (3d Cir. 1979) (en banc), aff'd on other grounds, 447 U.S. 10 (1980) (gifts motivated solely by recipient's official position may be illegal gratuities), the Supreme Court has granted certiorari on this issue in United States v. Sun-Diamond, 119 S. Ct.
402 (1998).

  c.       Criminal Unauthorized Compensation

                  Federal officials may also be charged with acceptance of unauthorized compensation. 18 U.S.C.ss.203 (1997). Under this statute there is no requirement to show an intent to be influenced. Ravitz, supra, at 724.

  d.       The Friendship Defense

                  It is a defense to liability under any of these statutes if a gift is given and accepted in friendship rather than as compensation or because of official position. For example, in United States v. Standefer, 610 F.2d at 1080, a corporate officer contended that the gifts (from corporate funds) to an IRS agent who was conducting an audit of the corporation arose from friendship, and had no relationship to official duties. The court rejected this argument, finding that there was no prior or subsequent gift-giving between the two, corporate records did not show that the defendant "was as generous with corporate funds in giving gifts to any non-business related friends," and the defendant had no relationship with the agent other than in their official capacities. Id.; see also United States v. Gaines, Nos. 92-5446, 92-5501, 1993 WL 220206 (4th Cir. June 1993); United States v. Roberto, 801 F.Supp. 946 (D. Conn. 1992) (contacts did not include normal incidents of friendship such as visits, correspondence, and phone calls).

                  On the other hand, when the giver and recipient have a real friendship, when the giver did not mention the official relationship when the gift was given, and when the giver could point to prior acts of generosity toward other employees, there is no violation. See NLRB v. Dickinson Press, Inc.,153 F.3d 282 (6th Cir. 1998); Roper v. Dynamique Concepts Inc., 447 S.E.2d 218 (S.C.
1994).
 B.       Civil Liability for Breach of Fiduciary Duty

                  Directors and officers are fiduciaries of a corporation, 15 Pa. Cons. Stat. Ann. ss. 1712(a) (West 1995), and thus owe a duty of undivided loyalty to the corporation. CST, Inc. v. Mark, 520 A.2d 469, 471 (Pa. Super. Ct. 1987). Directors generally cannot personally profit through the use of corporate assets, so corporate transactions in which directors have personal or financial interests should be approved by disinterested directors. See Seaboard Indus, Inc. v. Monaco, 276 A.2d 305, 308-09 (Pa. 1971); Bailey v. Jacobs, 189 A. 320, 324 (Pa. 1937); Corporate Director's Guidebook 12-13 (ABA 1994).

                  Commercial bribery represents a clear violation of the duty of loyalty. United States v. Parise, 159 F.3d at 800-01. Under agency principles, an employer may recover commercial bribes from its employee. Sierra Rutile Ltd.
v. Katz, No. 90 Civ. 4913, 1996 WL 556963, at * 4 (S.D.N.Y. Oct. 1, 1996).  A
corporation does not have to show intent to harm the corporation or loss to the corporation, only the fact and amount of the bribe; disgorgement of the amount of the bribe is the appropriate remedy. See United States v. Shaw, 725 F. Supp. 896, 899-900 (S.D. Miss. 1989); County of Cook v. Lynch, 560 F. Supp. 136, 141
(N.D. Ill. 1982); Fidelity Management & Research Co. v. Ostrander, 1 Mass. L. Rptr. 397 (1993), 1993 WL 818684, at * 4 (Mass. Super. Ct. Dec. 9, 1993).

                  Keystone Guard v. Beaman, 107 A. 835 (Pa. 1919), demonstrates the importance of intent in such cases. In this early case a director accepted $5,000 of the corporation's funds not to stand for re-election. He received payment from those seeking to give control of the corporation to a third party that would fraudulently misappropriate assets. The director was "influenced by a selfish cupidity and, by incautiously concurring in certain steps of others, he assisted in the consummation of the conspiracy." Id. at 836. The court held that "gifts, gratuities or bribes given to a director to influence his official action must be accounted for by him and surrendered to the company." Id. at 837 (emphasis added).

 C.       Federal Tax Law

                  Tax cases addressing the distinction between taxable compensation and nontaxable gifts also provide helpful guidance in distinguishing between the two. Evidence of the giver's intent is the key to determining whether a tax is owed. See Heyen v. United States, 731 F. Supp. 1488 (D. Kan. 1990). In Arnold v. Bingler, 254 F. Supp. 156 (W.D. Pa. 1966),
for example, the issue was "whether the transferor of stock had the requisite intent of 'detached and disinterested generosity' or was motivated by a business purpose in making the transfer." Id. at 156, citing Commissioner of the Internal Revenue v. Duberstein, 363 U.S. 278, 285 (1960). The court held that the transfers of stock to two men who handled scientific research at the company were valid gifts, not ordinary income, stating

                  It seems quite natural that the founder of such a business, thrown into association with men concerned in the same field of endeavor, would take an interest in their advancement sufficient to motivate the desire to benefit them by a gift of stock in the company, especially when he had no sons or sons-in-law interested in succeeding him in the business.

Id. at 157.

                  As the court noted in Neville v. Brodrick, 235 F.2d 263
(10th Cir. 1956), "[w]hether an amount received by an employee either in cash or stock constitutes compensation for services or a gift depends upon the intention of the parties, principally that of the payor or the party issuing or causing the issuance of the stock." Id. at 265-66. Further, "[u]pon the conventional transfer of stock, there is an element of economic benefit to the recipient thereof. But if the motivating purpose of the transaction is that of a gift, such economic benefit is incidental and not compensatory. . . .  And if the transfer is intended as a gift, it is a gift nonetheless because inspired by a feeling of gratitude for past or anticipated future services." Id. at 266.

                  In Neville, the court determined that stock given to an executive vice president ("EVP"), his wife and his son from the company's major shareholders were non-taxable gifts. The court highlighted the following points:
  1. The EVP was very good friends with a major shareholder who had "unlimited confidence" in the EVP;

  2. The major shareholder was of "advanced age" and had two daughters but no sons;

  3. The EVP had not requested compensation beyond his salary and bonus;

  4. The EVP knew nothing of the plan to issue stock until told; and

  5. All involved consistently referred to the transfers as gifts.

Id. at 266-67. If, on the other hand, a major shareholder who has no record of making gifts to employees except as compensation transfers stock to an employee with whom he has no personal relationship, a court may question the claim that the transfer was intended as a gift. Adair v. Comm'r of Internal Revenue, 50 T.C.M. (CCH) 620 (1985).

                  A final point relevant here is that "long and faithful service may create the atmosphere of goodwill and kindliness toward the recipient which tends to support a finding that a gift rather than additional compensation was intended." Brimm v. Comm'r of Internal Revenue, 27 T.C.M. (CCH) 1148 (1968).

 D. Conflict of Interest Policies

  1.       The Erie Policy

                  The Erie Conflict of Interest Policy contains two provisions relevant to this case. Exhibit 14. The core policy is straightforward:

                  Employees should not permit personal interests to conflict, or appear to conflict with the performance of their duties on behalf of the Erie. A conflict of interest exists when an employee's personal or non-Erie business-related activities adversely affect the Erie's interests or permit that employee or a third-party to obtain improper gain or advantage, adversely affecting the Erie's interests.

                  The intent of the policy is to ensure that neither its employees nor third parties take advantage of Erie by putting other interests ahead of Erie. The policy also specifically makes reference to the accepting of gifts or other benefits:
                  Employees should not solicit or accept any benefits that might influence or appear to influence their independence of judgment or affect their decisions or actions concerning Erie business. Likewise, employees should not offer to give any benefits to other persons that might influence or appear to influence such other persons' conduct in relation to any transaction involving the Erie. Gifts of cash should never be given or accepted, regardless of the amount involved.

                  Additionally, gifts, gratuities, favors, discounts, or unusual or expensive entertainment should not be offered, given or accepted beyond those usual and customary nominal courtesies associated with lawful and accepted business practices.

                  The benefits which should not be accepted are those that might influence or appear to influence decisions concerning Erie business. Thus, the gifts forbidden by the last two sentences should be read, consistent with the general policy quoted above, as gifts from third parties because it is such gifts that might be seen as efforts to influence decisions. We do not read this provision as forbidding gifts among employees made out of friendship.
                  This interpretation is confirmed by the conflict of interest questionnaire, Exhibit 15, required to be filled out each year by all directors and many Erie employees, which asks
                  Have you or any member of your immediate family accepted gifts, gratuities, favors, discounts, benefits, or unusual or expensive entertainment, beyond those usual and customary nominal courtesies associated with lawful and accepted business practices, that might be regarded as placing you under an obligation to a third party dealing or desiring to deal with The ERIE?

                  We believe Erie's policy read as a whole forbids other than nominal gifts from third parties dealing or desiring to deal with Erie, and forbids other gifts only if they appear intended to influence judgment. Mr. Hirt cannot be construed to be a third party with respect to Erie. His active roles as trustee, an important shareholder, and chairman of the Board make him an integral part of Erie.

                  This policy has been in place for ten years. Though we discovered no corporate documents bearing on its interpretation, its draftsman, Mr. Van Gorder, interprets the policy as we do. The Erie employees we interviewed typically either believed that the policy did not apply to Mr. Hirt's gifts or believed that if a particular gift was motivated by friendship, the policy would not apply.

 2.       Other Corporate Policies

                  We have surveyed conflict and gift policies at other large corporations. Most have a general conflict rule similar to Erie's policy. Gifts from third parties are widely forbidden, but the policies either do not address gifts among employees or make it clear that only gifts to supervisors from those supervised are forbidden, lest the evaluation process be affected.
                  For example, the recently adopted Columbia/HCA policy specifically addresses the limits of its gift prohibition: For clarity purposes, please note that these limitations govern activities with those outside of Columbia/HCA. This section does not pertain to actions between the organization and its colleagues nor actions among Columbia/HCA colleagues themselves.

The policy has a different rule for gifts between colleagues
                  While we wish to avoid any strict rules, no one should ever feel compelled to give a gift to anyone, and any gifts offered or received should be appropriate to the circumstances. A lavish gift to anyone in a supervisory role would clearly violate organization policy.

Columbia/HCA Healthcare  Corporation,  www.columbia-hca.com/ethics/fulcode.html.

Another policy specifically addresses commercial bribes:
                  Company policy prohibits commercial bribes, kickbacks and other similar payoffs and benefits paid to any suppliers or customers. Employees and agents are also prohibited from receiving, directly or indirectly, anything of a significant value (other than salary, wages or other ordinary compensation from the Company) in connection with a transaction entered into by the Company.

This same company makes clear in its conflicts policy that it is gifts from those dealing with the company that are forbidden:
                  Accepts money, gifts of other than nominal value, excessive hospitality, loans or other special treatment from any supplier, customer or competitor of the Company (loans from lending institutions at prevailing interest rates are excluded);

Halliburton at www.halliburton.com/corp/cobc/ethical.html. Accord Ingersoll-Rand at www.ingersoll-rand.com/general/coc4.htm.

                  Another clear policy on the gift issue is that of Lockheed Martin Corporation:
                  Lockheed Martin employees are not permitted to accept funds in any form or amount, or any gift that has a retail or exchange value of $20 or more from individuals, companies, or representatives of companies having or seeking business relationships with Lockheed Martin. If you have any questions about the propriety of a gift, gratuity, or item of value, contact your Ethics Officer or the Corporate Office of Ethics and Business Conduct for guidance.

Lockheed Martin at www.lmco.com/exeth/html/sel.1/ethset.html. Accord Barbara Abrams, How to Start a Compliance Program, 1057 PLI/Corp 591 (PLI 1998); Nortel at www. nortel.com/cool/ethics/decision7.html.
                  We have found no other corporate conflict or gift policy or principle of corporate governance that would bar Mr. Hirt's gifts if they were made out of friendship rather than to influence corporate decisions.

  3.       Federal Employee Policies

                  We also examined federal employee gift policies. These policies are very explicit and entirely consistent with our interpretation of Erie's policy outlined above.
                  As to gifts between employees, the only prohibition is against gifts to a supervisor from one who is supervised:

                                     (1)    Employees  cannot make a gift to an
                                            official superior.

                                     (2)    An  employee  cannot  accept  a gift
                                            from  another  employee who receives
                                            less pay unless the two are not in a
                                            subordinate-official        superior
                                            relationship and there is a personal
                                            relationship  between  the two  that
                                            would justify the gift.

                                     (3)    "Official  superior" means any other
                                            employee,  other than the  President
                                            and the  Vice  President,  including
                                            but  not  limited  to  an  immediate
                                            supervisor,      whose      official
                                            responsibilities  include  directing
                                            or evaluating the performance of the
                                            employee's  official duties or those
                                            of any other  official  superior  of
                                            the employee. . . . [A]n employee is
                                            considered to be the  subordinate of
                                            any of his official superiors.

5 C.F.R. ss.ss. 2635.302-304.

                  Gifts from outside sources are more broadly prohibited:

                                     (1)    Employees cannot solicit or accept
                                            gifts (1) from prohibited sources or
                                            (2) given because of the employee's
                                            official position.

                                     (2)    "Prohibited  sources"  includes  any
                                            person  who  is   seeking   official
                                            action  by  the  employee's  agency,
                                            does   business   or   seeks  to  do
                                            business with the agencies, conducts
                                            activities    regulated    by    the
                                            employee's  agency, or has interests
                                            that may be  substantially  affected
                                            by the performance or nonperformance
                                            of the employee's official duties.

                                     (3)    A  gift  is  solicited  or  accepted
                                            because of the  employee's  official
                                            position  if it  is  from  a  person
                                            other than an employee and would not
                                            have  been  solicited,   offered  or
                                            given had the  employee not held the
                                            status,    authority    or    duties
                                            associated    with    his    Federal
                                            position.

5 C.F.R. ss.ss. 2635.202, 203. These federal policies would not bar Mr. Hirt's gifts if they were made out of friendship rather than to influence corporate decisions.

 E.       Disclosure Requirements

  1.       Securities and Exchange Commission

                  No disclosure of the gifts was required in any periodic report or other filing under the applicable federal securities laws, except that the shares received by directors and officers were required to be, and appear to have been, reflected in Forms 4 and 5 and in the stock ownership section of the Erie proxy statements.

  2.       Pennsylvania Insurance Law

                  Although the Erie Indemnity Company is involved in the insurance business as attorney in fact for the Erie Insurance Exchange and as manager of the Erie group of insurance companies, it is incorporated as a Pennsylvania domestic business corporation. It is not incorporated under the provisions of the Pennsylvania statutes governing insurance companies which require the disclosure of transfers of stock in certain instances.

V.       Evidence of Intent

                  Under the foregoing survey of law and policy, questions could be raised about the propriety of Mr. Hirt's gifts only if his intent in giving the gifts to the directors or theirs in accepting the gifts was to influence their decisions as directors. Mrs. Hagen and her counsel allege that this is the case. They point out that the gifts began at about the same time as Mr. Hagen's termination as CEO. They also point to a series of Board votes in which all or almost all of the directors voted one way and the Hagens voted the other way during the years when the gifts were being given. They believe that those to whom the gifts were given controlled others on the Board. They believe that buying influence is the only reason Mr. Hirt would give gifts to four directors who all had substantial assets. The Committee has asked for any evidence supporting these assertions, and has received none beyond the circumstantial points made above. Mrs. Hagen and her counsel contend that the only conclusion possible is that Mr. Hirt intended with his gifts to influence votes of the Board. Our conclusion, however, is that there is no credible evidence of such an intent, and overwhelming evidence that Mr. Hirt's intent in giving the gifts was disinterested generosity.

 A. Interviews

  1.       Mr. Hirt's Tax Lawyers

                  The  lawyers  from whom Mr.  Hirt has sought  tax advice  have substantial recollections of Mr. Hirt's intent in making the gifts that are supported by documents.
                  When the value of their assets dramatically increased with the value of Erie's stock in the late 1980s, both the Hirts and the Hagens asked the law firm of Schiff Hardin & Waite ("Schiff Hardin") to review their holdings and offer advice. In August 1989, Schiff Hardin prepared a lengthy memorandum addressed both to Mr. Hirt and Mr. Hagen entitled "Estate Planning Recommendations." Exhibit 16. Aside from requesting a joint memorandum, the Hirts and Hagens did not consult or collaborate with each other on estate planning issues. Schiff Hardin met with each of the Hirt and Hagen families separately and recommended which of the techniques described in the memorandum best suited each family's needs and goals.
                  The Hirts  followed many of Schiff  Hardin's  recommendations.
They gifted large amounts of Erie nonvoting stock to immediate family members and charities, formed a family partnership and established trusts to fulfill their desires to provide a secure financial future for their children and grandchildren and to benefit the community as well as to minimize taxation. Schiff Hardin recommended that the Hirts make gifts of Erie stock, rather than another asset, because the Hirts need their cash to pay taxes, their assets primarily consist of Erie stock, and gifts of those assets that are most likely to appreciate secure the greatest benefit to any estate. Despite the size and number of these transfers of the Hirts' wealth, the Hirts' estate continued to escalate in value as Erie's stock similarly became worth more and more.
                  On a continuing  basis,  Mr. Hirt consulted with Schiff Hardin to receive their advice on his estate planning. Schiff Hardin suggested to Mr. Hirt that he consider giving "annual exclusion gifts" of Erie stock to a wider group of recipients, such as extended family members and current or former Erie employees, directors or shareholders. Simply put, an exclusion gift is a transfer during one's lifetime of less than $10,000 to any person in any one year that is presumed to be a gift and thus excluded from all federal and state taxes. The Hirts followed this advice.
                  Records reflect that as early as 1989, Mr. Hirt gave three shares of Erie stock to Doug Ziegler, an Erie employee Mr. Hirt had known for years and who had helped Mr. Hirt with a variety of estate planning matters, and two shares to his wife, Diane Ziegler, for a total value of $15,000. Exhibit
17. In the spring of 1992, after Mr. Hirt's retirement, each of Mr. Milne and Carl Godleski, then Erie agents, as well as Mr. Schofield received Erie stock from the Hirts. Exhibit 18. Mr. Milne and Mr. Godleski were well known, long-time friends of Mr. Hirt. Mr. Schofield had been asked to be a director the year before by Mr. Hagen.
                  Beginning  in 1994 and each year  thereafter  until 1997,  the
Hirts gave Christmas gifts of Erie stock to certain directors who were Erie officers as well as other Erie employees, former employees, and numerous friends. Exhibits 19 and 20. According to the Hirts' answer to an interrogatory filed in Erie County, Orphans' Court Division, "as part of annual gifting programs established pursuant to a comprehensive multi-year family estate plan designed by and within the advice of tax specialists," they had given 75 gifts of nonvoting Erie stock since 1993 to the families of past and present Erie directors and officers. The Hirts identified, by year, the various recipients and the amount of Erie stock given. Specifically, the Hirts stated that between 1993 and the present the Milne family received 13 gifts of stock, the Van Gorder family received 8 gifts of stock, the Schofield family received 10 gifts of stock, and the Petersen family received 8 gifts of stock. Exhibit 9. A complete list of gifts to present and former Erie directors and employees is set forth in
Section V, B.1, infra.
                  By 1995, the Hirts had given substantial amounts of Erie stock to their family members, charities, and friends both associated and not associated with Erie. Nonetheless, Mr. Hirt's wealth continued to increase. He told Schiff Hardin that he expected to leave the remainder of his estate to charity. However, when Schiff Hardin analyzed Mr. Hirt's finances, his counsel as well as Mr. Hirt believed that his estate had become too large to leave to charity.
                  Mr. Hirt next asked Schiff Hardin whether a gift of $10,000 in
Erie stock to each of Erie's employees or a large stock gift to Erie directly, which would in turn give $10,000 in Erie stock to each employee, would more effectively reduce the tax consequences to his estate. Mr. Hirt advised Schiff Hardin that he wished for the gifts to be anonymous, if that could be done without adverse tax consequences, because he wanted to enrich the employees' lives without any personal attribution. Discussions regarding Mr. Hirt's intentions culminated in a 1996 letter from Schiff Hardin, in which Schiff Hardin concluded that while even such a large number of sizable transfers of stock would probably be construed as gifts, the transfers might incur increased scrutiny from federal tax authorities. Exhibit 21. After much deliberation, Mr. Hirt elected not to make gifts to every Erie employee because of the tax risk involved for the recipients as well as for him.

 2. Mr. Hirt

                  Mr. Hirt has stated that his gifts of stock to Erie officers and directors were solely motivated by the escalation in the Hirts' wealth and their desire to share a small portion of this wealth with the people who have worked hard on Erie's behalf and whom Mr. Hirt has come to admire and respect.
Exhibit 22. Mr. Hirt stated that he was not motivated by a desire to have any officer or director act in opposition to the Hagens and in fact believes that it would be an insult to suggest that any of the particular recipients would vote for anything other than what they believe to be in the best interest of Erie and its shareholders. Mr. Hirt did not even consider whether the gifts should be disclosed under Erie's conflict policy because he knew that H.O. Hirt had made gifts of Erie stock. Exhibit 23.

 3. Board Member Gift Recipients

  a.       Mr. Hirt's Intent

                  Directors who received gifts of Erie stock from Mr. Hirt recalled Mr. Hirt stating that his intention in making the gifts was to share his unanticipated financial fortune and none recall a word spoken about Board issues in connection with these gifts:

    (1) Mr. Milne: Mr. Hirt stated that he made the gifts because he has been blessed, almost to the point of being embarrassed, by his wealth.

    (2) Mr. Petersen: Mr. Hirt told Mr.Petersen that he had so much money and simply wanted to share it rather than see it go to the
         government. Mr. Hirt said  nothing  about giving the   stock   with
         any intent  to influence Mr. Petersen.

    (3) Mr. Schofield: At an earlier time, Mr. Hirt had asked Mr. Schofield if then-CEO Mr. Hagen had arranged for Mr. Schofield to acquire any Erie stock. When Mr. Schofield told Mr. Hirt that Mr. Hagen had not,
         Mr. Hirt had said that he would do so. Mr. Schofield also knew that at one point. Pennsylvania law required directors of insurance companies to own stock. Mr. Hirt never in any way suggested that the gifts were to influence Mr. Schofield to vote Board issues in a particular way.

    (4) Mr. Van Gorder: Mr. Hirt told Mr. Van Gorder that he was embarrassed by his wealth, that he had too much money to give away in his lifetime, that he had already taken care of his family, and that he was determine to give the remainder of his estate to charity so that there would be no estate tax due upon his death. Mr. Van Gorder told
         Mr. Hirt that he would probably give the stock away. Mr. Hirt stated that Mr. Van Gorder should do whatever he chose with the stock.
         Mr. Hirt never stated that the gifts of stock were to ensure
         Mr. Van Gorder's loyalty against anyone or anything remotely along those lines. Such a statement would be completely against Mr. Hirt's character.

  b.       Gift Recipients' Intent

                  The Directors also believed that the gifts did not violate Erie's conflict of interest policy.

    (1) Mr. Milne: He looked very carefully at Erie's conflict of interest forms, reading them with particular care to see if they applied to the gifts. He concluded that the questions pertained only to gifts from third parties. Rather than pose a conflict, Mr. Milne see Mr. Hirt's gifts as being in the best interest of the company in motivating its employees. Thus, Mr. Hirt's gifts are of benefit to large shareholders, such as the Hagens.

    (2) Mr. Petersen: It "never crossed [his] mind" that the stock he received from Mr. Hirt might be a potential violation of company policy. Erie's policy applies to vendors, customers and brokers from whom Mr. Petersen never even accepted lunch. Moreover, none of Mr. Hirt's gifts were designed to influence or had the effect of influencing him or anyone else. Mr. Petersen noted that he owns well over two million Erie shares and thus "can't be influenced by a few hundred" from Mr. Hirt. Mr. Petersen added that he had twice received $2,000 in cash from H.O. Hirt and had given some Erie stock to Ms. Etter, his secretary while he was chief financial officer, and that he did not see any of these gifts as violating the Erie policy.

    (3) Mr. Schofield: The Erie conflict of interest policy does not pertain to Mr. Hirt's gifts because it has the "standard" language that Mr. Schofield has seen at so many companies and that concerns third parties. In this regard, Mr. Schofield noted that he had fired the director of purchasing at US Airways because he had accepted gifts from vendors. Even if Mr. Hirt could be considered a third party under the policy, the gifts had no capacity or intent to influence Mr. Schofield, who did not even think about the reasons for the gifts, and whose net worth, in excess of $10 million, was too high for him to be influenced by the gifts.

    (4) Mr. Van Gorder: In completing his Erie conflict of interest questionnaires, Mr. Van Gorder never even contemplated that the form addressed Mr. Hirt's gifts of stock. The questions pertain to whether an employee or director has received anything of value from a third party and whether the employee or director has steered any business to the third party. Mr. Van Gorder noted that Mr. Hagen, when CEO, had given him the opportunity to buy Erie stock at a time when the stock was otherwise unavailable, a very valuable gift at the time.

 4.       Other Gift Recipients

  a.       Mr. Hirt's Intent

                  Other gift recipients who are not directors but are present or former Erie employees have recollections similar to those of the gift recipients about Mr. Hirt's motives and their own intent.

    (1) Mr. Ziegler: Mr. Hirt explained to Mr. Ziegler that he has been very fortunate and could never spend all the money he has amassed. Mr. Hirt said that he would rather give the money to charities and friends than have any of it go to the IRS upon his death.

    (2)  Mr. Brinling:  Mr. Hirt said that he had taken  good  care of his
         family and   various   charities   and  had decided  that  because
         Erie had been so good to them that they  wanted to share   their
         wealth   with  their friends.  In no  way  did  Mr.  Hirt suggest  that he expected Mr. Brinling to do anything for Mr. Hirt because of the gifts.

    (3) Mr. Burt: Mr. Hirt said that Mr. Burt should not do anything in return for the gift. Mr. Hirt explained that he had so much money that he did not know what to do with it and so was giving it away. Mr. Hirt explained that he could give up to $10,000 to one individual without paying a gift tax. He told Mr. Burt that he would like to make larger gifts to his friends but that he would then face a 50 percent tax rate.

    (4) Mr. Sider: Mr. Hirt told him that he could keep, sell or gift the stock, whatever he chose.

    (5) The Christs: Mr. Hirt told them that the gift of stock was simply because of their friendship. He did not say anything about estate planning or any motivation on his part, and the Christs saw the gift of stock simply as reflective of the Hirts' generosity.

    (6) The Cummings: Mr. Hirt told them that the $10,000 in Erie stock to each of them was purely a gift and that he wanted nothing in return because he has everything he needs. Mr. Hirt also said that the stock was the Cummings' to do with as they pleased.

    (7) Mr. Godleski: Mr. Godleski said that Mr. Hirt told him that a Chicago law firm had given him estate planning advice. Mr. Hirt stated that his wealth had grown so much that he could not even spend the dividend income on his Erie holdings.

 b.       Gift Recipients' Intent

                  These other gift recipients also did not think about the conflicts policy, in part because the motive they saw for the gifts was so obviously generosity. Mr. Ziegler and Mr. Sider have also given Erie stock to their subordinates.

    (1) Mr. Ziegler: He never considered that Mr. Hirt's gifts of stock might violate company policy or that Mr. Hirt was trying to buy anyone's
         loyalty.  Mr.  Ziegler believes   that   all  of  the  Erie officers
         that received gifts work long hours and are extremely devoted to Erie so their loyalty is not in question. Mr. Ziegler has also given Erie
         stock to his subordinates in an effort   to   emulate   Mr.   Hirt's
         generosity, and does not believe that his own gifts violate any policies. Exhibit 24.

    (2) Mr. Brinling: He never thought that Erie's conflicts policy might apply to Mr. Hirt's gifts. He reads the conflicts form each year and interpreted it to cover gifts that could influence decisions that he might make on behalf of Erie. Mr. Hirt's gifts could not influence him because they could not affect his behavior or his opinion of Mr. Hirt.

    (3) Mr. Burt: He would not have thought that these gifts would violate Erie's policy because they arose from his long-term friendship with Mr. Hirt.

    (4) Mr. Sider: It never crossed Mr. Sider's mind that the gifts might violate Erie policy. He had 150,000 shares of Erie stock at the time and does not see how less than 400 could influence him. Mr. Sider twice gave 100 shares of Erie stock to his secretary.

    (5) Ms. Etter: She is a non-exempt employee so she has not paid any attention to the corporate personnel manual. She never thought accepting the gifts from Mr. Hirt was in any way improper.

    (6)  The Christs:  They never  thought of any conflict that the gifts of
         stock might   pose,   because   of   their friendship   with  the
         Hirts   and because  they  do not  believe  that they occupy  positions of influence or power with respect to decisions to be made on behalf of Erie.

    (7) Mr. Cummings: He did not think that there was anything wrong with his receiving the gifts, but believes he asked Laurel Hirt whether the gifts posed a conflict and she said that they did not. Mr. Cummings
         stated that he cannot see Mr.  Hirt  trying to  influence   anyone
         through  his gifts;  Mr.  Hirt is simply  "overly generous."

    (8)  Mr.  Godleski:  Mr. Hirt told  Mr. Godleski  not even to say  thank you
         or send a note,  that  he  expected nothing   in   return.   There  was
         absolutely   no   suggestion  of  an intent to influence.

 5.       Family Members

                  Mrs. Hirt and Laurel Hirt agree that Mr. Hirt expressed great friendship and admiration for all four of the directors who received gifts. Mrs. Hagen and Laurel Hirt, however, cannot understand how Mr. Hirt could have given them such gifts without an ulterior motive.

  a. Laurel Hirt: Ms. Hirt, Mr. and Mrs. Hirt's daughter, is a securities analyst at Erie, and stated that her father is a generous man.
         Ms. Hirt knew of the 1992 gifts to Messrs. Milne, Schofield and Godleski. She does not know if they or the subsequent gifts were part of her father's estate plan but believes this mischaracterizes them. Mr. Hirt speaks highly of Mr. Milne and is "unusually" loyal to him. Mr. Hirt believes Mr. Van Gorder is a "sharp attorney." Mr. Petersen is like family and has done a tremendous job managing Erie's portfolio. Mr. Hirt speaks highly of Mr. Schofield, a man he considers to be of the highest integrity. The other recipients are also long-time business acquaintances of her father's.

  b. Audrey Hirt: Mrs. Hirt stated that shortly before the 1994 gifts were made, Mr. Hirt told her that Schiff Hardin had discussed the Hirts' option of making gifts of Erie stock of less than $10,000 per person. These gifts, Mr. Hirt told her, would not be taxable either to the Hirts or the recipients. Mrs. Hirt annually composed her own list of the persons to whom she wished to give, Mr. Hirt did the same, and Mr. Hirt merged the lists into one to give to Mr. Ziegler. With respect to the recipients of Mr. Hirt's gifts, including the four directors, Mrs. Hirt stated that Mr. Hirt had fond feelings for each and had known most for many years. Mr. Hirt never said that he was making these gifts to influence anyone or to try and encourage someone to act in a particular manner.

  c. Mrs. Hagen: Mrs. Hagen does not see any connection between the millions of dollars of gifts of stock Mr. Hirt also gave to friends, charities and other Erie employees who are not officers and the gifts to the four directors. Her counsel stated that no matter how many times someone does something right, he may still do something wrong on another occasion. Mrs. Hagen's counsel explained that all the directors were aware of the "business disagreements" between Mr. Hirt and Mrs. Hagen, that Mr. Hirt made large gifts to certain directors, and Mrs. Hagen lost all the votes.

 B.      Documents

                  We reviewed estate planning documents, records of Board conflicts, and records of the gifts themselves. The circumstantial evidence provided by the documents strengthens the case for generosity as Mr. Hirt's motive.

  1.       The Gifts

                  Set out below is a complete record of the relevant Hirt gifts.



                                                               Amount 3
    Recepient's Name      1989     1990      1991      1992      1993       1994       1995       1996         1997          1998

Directors
    Stephen A. Milne  $      0  $      0  $      0  $  9,600  $      0  $        0  $  19,988  $  19,952  $  20,622.50  $  19,755.62
    Joy Milne                0         0         0         0         0           0     19,600     19,952     20,622.50     19,755.62
    Lucas Milne              0         0         0         0         0           0     19,600     19,952     20,622.50     19,765.25
    Holly Milne              0         0         0         0         0      19,998     19,600     19,952     20,622.50     19,765.25

    John Petersen            0         0         0         0         0      19,988     22,326          0             0             0
    Gertrude Petersen        0         0         0         0         0      19,988     22,326          0             0             0
    Marissa Rickloff         0         0         0         0         0           0          0     22,050        20,355             0
    Matthew Rickloff         0         0         0         0         0           0          0     22,050        20,355             0

    Seth Schofield           0         0         0     9,600         0           0     19,988     22,326        22,050        20,355
    Diane Scholfield         0         0         0         0         0           0     19,988     22,326        22,050        20,355

    Jan Van Gorder           0         0         0         0         0       9,994     11,163     11,025     10,177.50             0
    Linda Van Gorder         0         0         0         0         0       9,994     11,163     11,025     10,177.50             0

--------------------
3 The amounts stated are those provided on Mr. Hirt's original lists, Exhibit 19, that were given to Doug Ziegler to assist with the transfers. All were intended to be annual exclusion gifts, i.e. under $10,000 per donor and the amounts stated may reflect fluctuations in the stock price between the dates on which the Hirts first composed the lists and the dates on which the stock was actually transferred.

4 In 1995, Mr. Milne received his gift in January and the rest of his family received their gifts in July. In 1996, 1997 and 1998, Mr. Milne and his family received their gifts in January. All other recipients received their gifts at Christmas time of the year listed.

                                                               Amount 3
    Recepient's Name     1989      1990      1991      1992      1993       1994       1995       1996         1997          1998

Erie Employees
    John Brinling 5   $      0  $      0  $      0  $      0  $      0  $    9,994  $  11,163  $  11,025  $  10,177.50  $          0
    Elaine Brinling          0         0         0         0         0       9,994     11,163     11,025     10,177.50             0

    Doug Ziegler         9,000         0         0         0         0       9,994     11,163     11,025        20,355             0
    Diane Ziegler        6,000         0         0         0         0       9,994     11,163     11,025        20,355             0
    Alexander Ziegler        0         0         0         0         0           0          0          0        20,355             0

    Tom Sider                0         0         0         0         0           0          0     22,050             0             0

    Mark Christ              0         0         0         0         0       9,994     11,163     11,025     10,177.50             0
    Sherrie-Jo Christ        0         0         0         0         0       9,994     11,163     11,025     10,177.50             0

    Shawn Cummings           0         0         0         0         0           0          0     11,025     10,177.50             0
    Jennifer Cummings        0         0         0         0         0           0          0     11,025     10,177.50             0

    Linda Etter              0         0         0         0         0           0          0     22,050        20,355             0

------------------
5   President, Erie Family Life Company


                                                               Amount 3
    Recepient's Name     1989      1990      1991      1992      1993       1994       1995       1996         1997          1998

Former Employees
    Peter Cipriani 6  $      0  $      0  $      0  $      0  $      0  $    9,994  $  11,163  $  11,025  $     20,355  $          0
    Antonette Cipriani       0         0         0         0         0       9,994     11,163     11,025        20,355             0

    James Nuber 7            0         0         0         0         0           0          0     11,025     10,177.50             0
    Katherine Nuber          0         0         0         0         0           0          0     11,025     10,177.50             0

    Frank Yarian 8           0         0         0         0         0      19,988          0          0             0             0
    Agnes Yarian             0         0         0         0         0      19,988          0          0             0             0

    Dan Burt 9               0         0         0         0         0           0          0     11,025     10,177.50             0
    Frances Burt             0         0         0         0         0           0          0     11,025     10,177.50             0

-----------------
6   Former Senior Vice President, automobile underwriting
7   Non-officer employee
8   Former Director
9   Former Supervisor, automobile fleet


                                                               Amount 3
    Recepient's Name     1989      1990      1991      1992      1993       1994       1995       1996         1997          1998

Agents
    Raymond Sitter 10 $      0  $      0  $      0  $      0  $      0  $    9,994  $  11,163  $       0  $     20,355  $          0
    Jo Ellen Sitter          0         0         0         0         0       9,994     11,163          0        20,355             0

    Robert Rutkowski 11      0         0         0         0         0       9,994     11,163     11,025        20,355             0
    Olivia Rutkowski         0         0         0         0         0       9,994     11,163     11,025        20,355             0

    Carl Godleski 12         0         0         0         0     9,600       9,994          0     11,025     10,177.50             0
    Nancy Godleski           0         0         0         0     9,600       9,994          0     11,025     10,177.50             0

10  Former agent, Mrs. Hirt's brother
11  Former agent
12  Agent

 2.       The Board Votes

                  An examination of all Board minutes since 1990 reveals voting to be typically unanimous until Mr. Hagen's termination in September 1993. Since then, there have been a number of issues on which the Hagens have taken a different position from the rest of the Board. On some of these issues, said by the Hagens to be examples of Mr. Hirt's influence, the Board outvoted the Hagens. The first of these votes, in May 1994, was well after Mr. Hirt's 1992 gifts and before any of his 1994 gifts. On other issues, unremarked by the Hagens, the Board deferred to them.

  a.       The "Influenced" Votes

                  The following votes are said by the Hagens to have been influenced by Mr. Hirt's gifts. Exhibits 25A-G. We find no evidence in the Board minutes or in our investigation to believe that those in the majority voted for any reason other than the merits of the issues.

    (1) The May 26, 1994 vote in favor of a $5 million payout limit per shareholder from the Redemption Fund.
                  Mr. Hirt initiated discussion of this item at an executive committee meeting, which adopted the limit and the Board later ratified the executive committee's action. Previously, the fund comprised a set percentage of retained earnings. With the change, the death of a major shareholder would not have as large a financial impact on Erie. Major shareholders Hirt, Petersen and Black, as well as the other directors supported the change. The Hagens dissented, on the ground that the Board's concerns about the fund arose from erroneous data. Exhibit 25A.

    (2) The April 25, 1995 vote in favor of indemnifying Mr. Sider, Erie's chief financial officer, in an insider trading lawsuit.
                  The law firm of Duane Morris & Heckscher seconded Erie's in-house counsel's view that Mr. Sider was entitled as a matter of law to be indemnified and that the Board did not need officially to approve the indemnification. Exhibit 27. The Hagens dissented, on the ground that in their view Mr. Sider should not be indemnified in a "personal" lawsuit. Exhibit 25B.

    (3) The December 13, 1994 and September 21, 1995 votes in favor of increasing Mr. Sider's pay.
                  Prior to the December 1994 meeting, the Board's executive compensation committee received extensive background material from Erie as well as reports on executive compensation issues from two objective outside consultants. Messrs. Van Gorder and Petersen did not participate in the votes, and Mr. Milne was not yet a director. The Hagens dissented on both votes, on the ground that they did not think a raise was in order for someone who should be terminated, and Ms. Goldman dissented on the first vote. Exhibits 25C and 25D.

    (4) The December 13, 1994 vote in favor of granting Mr. Petersen a large retroactive pay increase.
                  The executive compensation committee received extensive background material from Erie as well as reports on compensation from two objective outside consultants. Managers responsible for investing portfolios the size of Erie's typically made many times Mr. Petersen's salary. Messrs. Petersen and Van Gorder did not participate in the vote, and Mr. Milne was not yet a director. The Hagens and Mr. Weil dissented. Exhibit 25C.

    (5) The December 13, 1994 and September 21, 1995 votes in favor of increasing Mr. Milne's compensation package.
                  Prior to the December 1994 meeting, the Board's executive compensation committee received extensive background material from Erie as well as reports on executive compensation issues from two objective outside consultants. Messrs. Petersen and Van Gorder did not participate in the votes, and Mr. Milne was not yet a director. The Hagens dissented on the ground that the raise exceeded the Erie employees' two or three percent raise to such an extent as to be against the Erie culture. Exhibits 25C and 25D.

    (6) The April 25, 1995 and December 16, 1997 votes in favor of entering into and continuing employment contracts with certain senior officers.
                  Before the April 1995 meeting, the executive compensation committee received information and suggestions from various directors and the committee reported to the Board on the topic. The December 1997 vote was to extend Messrs. Milne's and Van Gorder's contracts, which were set to expire in November 1998. Mr. Milne, who was not a director at the time of the first vote, and Mr. Van Gorder did not participate in either vote. The Hagens dissented, on the ground that that they viewed these contracts as giving the executives "golden parachutes" that were not necessary. Exhibits 25B, 25F and 28.

    (7) The March 19, 1998 vote for a slate of directors that did not include Mr. Hagen.
                  The nominating committee received advice from Duane Morris & Heckscher before making its unanimous decision and issued a report. The Board stated its belief that Mr. Hagen was a disruptive influence. The Hagens dissented. It is notable that the Hagens do not assert that influence played a role in the 1993 vote terminating Mr. Hagen as CEO. Exhibit 25E.

     (8) The December 16, 1998 vote to implement a stock repurchase plan.
                  Mr. Ziegler presented the Board with information, provided by outside investment advisers, that stock repurchases are a common and well-regarded course of action when the stock price is low enough to make it an attractive investment. Mrs. Hagen, joined by Mr. Weil and Ms. Goldman, dissented because management had provided little background before the meeting and the plan as voted on was somewhat different than originally proposed.
Exhibit 25G.

 b.       Other Disputed Issues

                  An examination of other disputed Board issues reveals that the Board often deferred to the Hagens on such issues.
  (1)      Delaware Holding Company
                   The majority of the Board favored establishing a Delaware holding company; the Hagens did not. Tax advantages for Erie would accompany the change. CEO Petersen reviewed this issue at the December 16, 1993 meeting.
Exhibit 26A.  The Board discussed this issue at its June 22, 1995 meeting.
Exhibit 26B. In a February 5, 1996 letter from William Clark, Esq. to James Glockley, Mellon Bank, Mr. Clark proposed that further action on this issue be deferred. Exhibit 7. At the March 26, 1996 Board meeting, Mr. Van Gorder reported on the previous day's meeting with attorneys for each of Mr. Hirt, Mrs. Hagen and Mellon Bank about this issue. Exhibit 26C. On June 17, 1996, the Board voted unanimously to table the issue. Exhibit 26F.

  (2)      Secondary Stock Offering
                  Messrs. Van Gorder, Petersen and Milne, as well as Messrs. Hirt and Schofield, have favored considering a secondary stock offering.
Exhibit 25D. This would increase the number of shareholders and therefore create a broader market for the stock. The Hagens have opposed this proposal and the matter has been tabled.

  (3)      Demutualization Legislation
                  The majority of the Board, including Mr. Hirt, shared Mr. Van Gorder's position that if a proposed state bill allowing the demutualization of insurance companies were to be passed, it should contain a similar proposal for reciprocal insurance companies like Erie. The Hagens viewed Mr. Van Gorder's actions as an effort to change control of Erie, and hired a personal lobbyist to oppose the legislative change. In the February 5, 1996 letter to which we have previously referred, Mr. Clark proposed that further action on the bill be deferred until, among other things, Messrs. Van Gorder and Sider were replaced. At the March 26, 1996 Board meeting, Mrs. Hagen questioned the need for the legislation and asked that her counsel be contacted about the matter. Exhibit 26C. At the May 1, 1996 Board meeting, Mr. Milne asked the Board to table its support for the legislation. Exhibit 26D. On May 7, 1996, Mr. Van Gorder wrote to the Insurance Federation of Pennsylvania, stating that Erie would prefer that the bill not be enacted. Exhibit 26E.

  (4) Erie's Management Fee
                  Another issue has been the management fee issue, which is the percentage of earned premiums paid by the Erie Insurance Exchange to its "attorney-in-fact," Erie. Other things being equal, the higher the percentage of premiums paid, the higher Erie's earnings. The Hagens favor keeping the rate at or near the maximum 25 percent allowed by law. At the September 29, 1994 Board meeting, then CEO Petersen stated that he would prefer to see the rate reduced below its then level of 25 percent because Erie's earnings that year were already so strong. Exhibit 26G. The Board deferred consideration of the issue. On March 2, 1995, Mr. and Mrs. Hagen dissented from an otherwise unanimous vote in favor of reducing the attorney-in-fact compensation to 24.5 percent. Exhibit 26H. All subsequent votes have been unanimous.

 c.       Conclusions

                  Our examination of the above Board votes, and other non-unanimous votes not raised by the Hagens, reveals no evidence of influence. As participants in those votes, we believe the issues were resolved on the merits, and that appropriate deference, but no more than that, was given to the views of both the Hagens and Mr. Hirt.

C.       Mr. Hirt's Intent

                  The individuals we interviewed, from many backgrounds and perspectives, overwhelmingly portrayed Mr. Hirt as a generous man embarrassed by his wealth, too modest to live opulently himself, and eager to give a large part of his money to family and charity and a relatively small part to people who were special to him for various reasons. Neither our interviews nor the documents we reviewed provide any support for the thesis that Mr. Hirt was trying to influence Board votes.
                  Mrs. Hagen points to two circumstantial facts that she suggests mandate a contrary conclusion: the gifts started at the time Mr. Hagen was terminated and Mr. and Mrs. Hagen were outvoted on a number of subsequent Board votes. First, the gifts started earlier and became large only a year later, at Christmas 1994. When Mr. Hirt gave his 1992 gifts to Messrs. Milne and Schofield, Mr. Hagen was CEO, there was no conflict on the Board, and Mr. Milne was not even an Erie employee. Mr. Milne also received gifts in 1994 and 1995, by which time he was an Erie employee, but not yet a member of the Board. The much more salient fact about the timing of the gifts was the great increase in Mr. Hirt's wealth caused by the increase at this same time in the value of Erie stock and the advice he sought from Schiff Hardin about how to diminish that wealth without adverse tax consequences. In 1994 he began taking their advice to broaden his giving and made many more gifts to directors and nondirectors alike.
                  Second, if Mr. Hirt wished to secure votes on Board issues, logically he would have given gifts to more directors. He certainly had no financial constraints. What separated those to whom he gifted from those to whom he did not was that for various reasons he felt a special kinship with these four. Mr. Petersen and Mr. Van Gorder were long-time close colleagues to whom Mr. Hirt felt close. Mr. Milne was a protege in whose career Mr. Hirt had taken a special interest, and Mr. Schofield was someone of whom Mr. Hirt quickly grew especially fond for personality reasons. Mrs. Hagen believes that the gift recipients were dominant directors who led others, but this is not the personal experience of the members of this Committee and is not borne out by our examination of Board votes highlighted by Mrs. Hagen. To take only one example, half of the disputed votes said by the Hagens to have been tainted by Mr. Hirt's influence related to senior management compensation on which some or all of Messrs. Petersen, Milne and Van Gorder did not vote. If these votes were important to Mr. Hirt, he influenced the wrong directors.
                  Third, Mr. Hirt's gifts of stock to other Erie employees are strong support for the conclusion that his motive was generosity. These gifts, given at the same time as the gifts to directors, and in similar amounts, could have no motive but friendship and generosity. The authorities we have discussed above highlight the existence of a record of generous actions as important circumstantial evidence of intent.

D.       The Gift Recipients' Intent

 1.       Mr. Schofield

                  Mr. Schofield had long experience on corporate boards. He believes many corporations have a practice of giving directors stock or matching stock or the opportunity to buy stock at an attractive price. Mr. Hirt gave him his first gift only after asking him whether Mr. Hagen, then chairman and CEO, had already done so. This was at a time when there were no Board disputes and no conflict between Mr. Hirt and the Hagens. After that, according to the two men themselves and numerous other witnesses, Mr. Schofield and Mr. Hirt became good friends. They seemed to relate to each other particularly well and Mr. Hirt often expressed his respect and admiration for Mr. Schofield.
Mr. Schofield also informed us that his net worth is in excess of $10 million and that Mr. Hirt's gifts had no capacity to influence him.

 2.       Mr. Petersen

                  Mr. Petersen is a long-time dedicated associate credited by Mr. Hirt and others with a large part of Erie's success. Laurel Hirt told us that giving a gift to Mr. Petersen was like giving to a member of the family.
                  Because of his control over Erie's investments, Mr. Petersen is particularly wary of acting in any way that could cause his decisions to be influenced and is known for this within Erie. He is constantly importuned by New York investment banks eager to entertain him and obtain Erie's business. He has made a point of accepting nothing, even lunch, from those with whom he was considering doing business.
                  Mr. Petersen is such a large Erie stockholder that he can be presumed to want what is best for Erie, making him unlikely to be influenced in a way adverse to corporate interests. ALI Principles ss. 1.34, Comment b; In re The Walt Disney Co. Deriv. Litig., No. 15452, 1998 WL 731587, at * 6 (Del. Ch. 1998). Moreover his net worth is near $100 million, making the gifts very small in comparison. Indeed, Mr. Petersen resisted Mr. Hirt's gifts, saying that they only made his own estate planning harder, and finally persuaded
Mr. Hirt to give to Mr. Petersen's grandchildren instead.
                  Mr. Petersen has made gifts of Erie stock himself to his secretary, and received at least one substantial cash gift from H. O. Hirt. He therefore never imagined that a gift from Mr. Hirt could be considered improper.

 3.       Mr. Milne

                  Mr. Milne did look at Erie's conflicts policy to satisfy himself that Mr. Hirt's gift was proper, and concluded that the policy only applied to third parties. He never considered that Mr. Hirt might try to buy his support because the 1992 gift was made when Mr. Milne was still an agent in Maryland, and the 1994 and 1995 gifts were made before he became a member of the Board.
                  Moreover, Mr. Hirt and Mr. Milne first worked together 25 years ago and their close, almost father-son, relationship is remarked on by all. Conversely, Mr. Milne long disliked Mr. Hagen and originally left Erie because of that conflict. If there is anyone on the Board that Mr. Hirt does not need to try to influence with respect to the Hagens, it is Mr. Milne.

 4.       Mr. Van Gorder

                  Mr. Van Gorder, who joined the company in 1981, is another long-time associate of Mr. Hirt as well as Mr. Hagen. Based on his conversations with Mr. Hirt and the work they had done together, Mr. Van Gorder believed Mr. Hirt's reason for giving him the gifts was purely friendship. Moreover, as the draftsman of Erie's conflicts policy it never occurred to him that it might apply to a gift from Mr. Hirt made out of friendship.
                  In addition, as with Mr. Milne, Mr. Hirt has no need to buy Mr. Van Gorder's support. Since the 1993 termination of Mr. Hagen, the Hagens have sought to have Mr. Van Gorder fired and removed from the Board.
Mr. Van Gorder is certainly not otherwise sympathetic to the Hagens' point of view on the compensation and senior officer tenure issues that Mrs. Hagen points to as the key votes showing Mr. Hirt's influence. Moreover, those whose compensation is being considered, like Messrs. Van Gorder and Milne, cannot take part in Board consideration of these matters. Finally, Mr. Van Gorder, too, has substantial Erie stock and substantial resources. He has given Erie stock to charities each year in amounts exceeding the amount of Erie stock given to him by Mr. Hirt.

VI.      Conclusions and Recommendations

 A.       Conclusions

                  After reviewing the law and facts set forth above, the Committee reaches the following conclusions with respect to Mr. Hirt's gifts:

  1. With the advice of counsel, the Committee concludes that it is disinterested and capable of objective judgment under Pennsylvania law with respect to the conclusions reached in this report. Counsel's letter to the Committee on that issue is attached as Exhibit 29.

  2.              No violation of criminal law has occurred.

  3.              No director has breached his fiduciary duty.

  4. No Erie policy or principle of corporate governance has been violated.

  5. Mr. Hirt's intent in giving the gifts was generosity toward particular friends. We find no evidence that influencing directors on any Board issue or vote was any part of his intent.

  6. The intent of the directors who received gifts was entirely to accept a gift they believed to be appropriate. We find no evidence that their votes on any issue were affected by the gifts.

  7. We find no evidence to cast doubt on the integrity or good faith of the directors who accepted gifts. The evidence is that at all times they believed their actions were in the best interests of Erie and its shareholders.

 B.       Recommendations

                  We believe that the current discord on the Board is destructive. Actions that are entirely innocent may appear otherwise in such an atmosphere. Moreover, we believe that the Board should maintain control over compensation for directors and senior management. There is potential for very large stockholders to affect that compensation in a company like Erie. We therefore recommend that the following bylaw be adopted by the Board

               The Board of Directors has the responsibility and authority to determine the compensation of directors and officers elected by the Board of Directors in connection with their service to the corporation. The acceptance of gifts of significant value from persons associated with the corporation may impair the ability of the Board of Directors to establish appropriate levels of compensation and incentives for directors and officers elected by the Board of Directors that the Board considers appropriate. For these reasons, a director or an officer elected by the Board of Directors may not accept, or arrange for any member of his or her immediate family to receive, gifts or gratuities of other than nominal or insignificant value from any of the following persons or members of their immediate families: a director or officer elected by the Board of Directors, an employee of the corporation, or any person elected by the Board of Directors who is known to be a beneficial owner of more than 5 percent of the outstanding capital stock of any class of the corporation. If a gift or gratuity of more than nominal or insignificant value is received from any such persons, the gift or gratuity must be returned and the Board of Directors notified. Gifts or gratuities from any person to any member of the immediate family of such person are not prohibited by this bylaw.

                                                     Respectfully submitted,

                                                     Harry H. Weil, Chairman
                                                     Peter B. Bartlett
                                                     Samuel P. Black, III
                                                     J. Ralph Borneman
                                                     Patricia A. Goldman
                                                     Edmund J. Mehl

                                    TABLE OF CONTENTS



I.     Description of the Report...............................................1


II.    Executive Summary.......................................................2


III.   Chronology of Events....................................................4

A.        Erie Stock Ownership and Values......................................4

B.        Erie Management......................................................5

C.        The Beginning of Conflict............................................6

D.        The Allegations......................................................8

E.        The Investigation...................................................10
    1.    Interviews..........................................................11
    2.    Documents Reviewed..................................................13


IV.    Relevant Legal Authorities.............................................18

A.        Criminal Bribery and Gratuity Law...................................19
    1.    Pennsylvania........................................................19
    2.    Federal.............................................................20

B.        Civil Liability for Breach of Fiduciary Duty........................22

C.        Federal Tax Law.....................................................24

D.        Conflict of Interest Policies.......................................26
    1.    The Erie Policy.....................................................26
    2.    Other Corporate Policies............................................27
    3.    Federal Employee Policies...........................................29

E.        Disclosure Requirements.............................................31
    1.    Securities and Exchange Commission..................................31
    2.    Pennsylvania Insurance Law..........................................31


V.     Evidence of Intent.....................................................31

A.        Interviews..........................................................32
    1.    Mr. Hirt's Tax Lawyers..............................................32
    2.    Mr. Hirt............................................................35
    3.    Board Member Gift Recipients........................................36
    4.    Other Gift Recipients...............................................38
    5.    Family Members......................................................41

B.        Documents...........................................................42
    1.    The Gifts...........................................................42
    2.    The Board Votes.....................................................47

C.        Mr. Hirt's Intent...................................................53

D.        The Gift Recipients' Intent.........................................55
    1.    Mr. Schofield.......................................................55
    2.    Mr. Petersen........................................................55
    3.    Mr. Milne...........................................................56
    4.    Mr. Van Gorder......................................................57


VI.    Conclusions and Recommendations........................................58